UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                               Opus360 Corporation
                    ----------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68400F109
                     --------------------------------------
                                 (CUSIP Number)

        Pekka Pere                                  with copies to:
        Proha Plc                              Petri Y.J. Haussila, Esq.
    Maapallonkuja 1 A                               White & Case LLP
     FIN-02210 Espoo                                 Etelaranta 14
         Finland                                   FIN-00130 Helsinki
   011-358-20-4362-000                                  Finland
                                                 011-358-9-228-228-641
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 31, 2001
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No. 68400F109
================================================================================

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Proha Plc                         I.R.S. IDENTIFICATION NO. ___________

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                     (b) /X/

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Finland

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            77,272,053
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         77,272,053
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         62.4%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

                                 SCHEDULE 13D/A

                               OPUS360 CORPORATION

          This Amendment No. 1 amends and supplements the Schedule 13D filed on April 23, 2001 (the "Statement") by Proha Plc, a public company listed on the Helsinki Stock Exchange and incorporated under the laws of Finland ("Proha"), in relation to the common stock, par value $0.001 per share (the "Common Stock"), of Opus360 Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Statement.

Item 4.   Purpose of the Transaction

          The prior responses to this item set forth in the Statement are deleted in their entirety and replaced by the following:

          "(a) - (j) Pursuant to the terms of the Share Exchange Agreement, dated April 11, 2001, by and among the Issuer and Proha (the "April Share Exchange Agreement"), as amended by the First Amendment to the Share Exchange Agreement, dated July 10, 2001 (the "First Amendment", and together with the April Share Exchange Agreement, the "Share Exchange Agreement"), Proha entered into a Voting Agreement on April 11, 2001 (the "Stockholder Voting Agreement") with Ari Horowitz (the "Stockholder"). Pursuant to the Stockholder Voting Agreement, the Stockholder granted Proha an irrevocable proxy (the "Proha Irrevocable Proxy") which appointed Proha as the Stockholder's proxy and attorney-in-fact with full power of substitution, to vote all shares of Common Stock owned by the Stockholder for the purposes described below. The Proha Irrevocable Proxy does not give ownership of the shares of Common Stock owned directly or indirectly by the Stockholder to Proha and is subject to certain limitations, as set forth in the Stockholder Voting Agreement. The Proha Irrevocable Proxy will terminate and be of no further force and effect on the earlier to occur of (i) the Second Closing (as defined below), (ii) September 30, 2001, and (iii) the termination of the Share Exchange Agreement pursuant to the terms thereof. The Stockholder Voting Agreement is filed as Exhibit 10.1 hereto. Simultaneously with the execution of the First Amendment, Proha entered into the Voting Agreement by and between Proha and the Stockholder, dated July 31, 2001 (the "Proha Voting Agreement"), the form of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the "SEC") on July 12, 2001 (SEC file number 000-29793) and is incorporated herein by reference. Pursuant to the terms of the Proha Voting Agreement, Proha granted the Stockholder an irrevocable proxy (the "Stockholder Irrevocable Proxy") which appointed the Stockholder as Proha's proxy and attorney-in-fact with full power of substitution to vote all shares of Common Stock owned by Proha for the purposes described below. The Stockholder Irrevocable Proxy does not give ownership of the shares of Common Stock owned directly or indirectly by Proha to the Stockholder and is subject to certain limitations, as set forth in the Proha Voting Agreement. The Stockholder Irrevocable Proxy will terminate and be of no further force and effect on the earlier to occur of (i) the Second Closing and (ii) the termination of the Share Exchange Agreement pursuant to the terms thereof.

          On April 11, 2001, Proha and the Issuer entered into the April Share Exchange Agreement, which was filed by the Issuer as Exhibit 2.1 to the Current Report on Form 8-K by the Issuer with the SEC on April 12, 2001 (SEC file number 000-29793) and is incorporated herein by reference, as amended by the First Amendment which was filed by the Issuer as Exhibit 2.1 to the Current Report on Form 8-K with the SEC on July 12, 2001 (SEC file number 000-29793) and is incorporated herein by reference. Pursuant to the Share Exchange Agreement and subject to the terms and conditions set forth therein, the Issuer issued to Proha 73,938,702 shares of Common Stock (the "First Tranche") on July 31, 2001 (the "First Closing Date") which represented approximately 37.1% of the total number of shares of Common Stock the Issuer is obligated to issue to Proha under the Share Exchange Agreement. In consideration for the issuance of the First Tranche on the First Closing Date, Proha assigned, transferred and delivered to the Issuer, and the Issuer accepted delivery at the First Closing (as defined below) of all of the issued and outstanding shares of Artemis Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Proha (the "Artemis Shares"). The consummation of such transactions are collectively referred to herein as the "First Closing". Pursuant to the Share Exchange Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Issuer), the Issuer shall issue and Proha shall accept from the Issuer on the Second Closing Date (as defined below) a number of shares of Common Stock (the "Second Tranche") which shall equal (x) 80% of the Common Stock on a fully-diluted basis as of the First Closing Date, less (y) the sum of the First Tranche and any other shares of Common Stock issued to Proha prior to the Second Closing Date. Based on the number of shares of Common Stock outstanding as of July 31, 2001 (and after giving effect to the First Closing), the Issuer is obligated to issue 125,311,458 additional shares of Common Stock at the Second Closing. In consideration for the issuance of the Second Tranche on the Second Closing Date, Proha shall assign, transfer and deliver to the Issuer, and the Issuer shall take delivery at the Second Closing, of (i) a number of shares of Intellisoft Oy, a Finnish corporation and a wholly-owned subsidiary of Proha, equal to 19.9% of the issued and outstanding shares of Intellisoft Oy on a fully-diluted basis (the "Intellisoft Shares"), and (ii) a number of shares of Accountor Oy, a Finnish corporation and a wholly-owned subsidiary of Proha, representing 19.9% of the issued and outstanding shares of Accountor Oy on a filly-diluted basis (the "Accountor Shares", and together with the Artemis Shares and the Intellisoft Shares, the "Exchanged Shares"). The consummation of such transactions is collectively referred to herein as the "Second Closing" and the date on which such transaction are to be consummated is referred to herein as the "Second Closing Date".

          The consummation of the Second Closing is conditioned upon, among other things, the receipt of the Stockholder Approval (as defined below). As of July 31, 2001, Proha has sufficient voting power to grant the Stockholder Approval.

          Pursuant to the Share Exchange Agreement, the Stockholder entered into the Stockholder Voting Agreement whereby the Stockholder agreed to (i) vote the Stockholder's shares of Common Stock in favor of the transactions contemplated by the Share Exchange Agreement at a meeting of the Issuer's stockholders called for the purpose of securing approval of the transactions contemplated by the Share Exchange Agreement by the Issuer's stockholders, including the amendment and restatement of the Issuer's certificate of incorporation to increase the Issuer's authorized Common Stock in order to permit the issuance of the Second Tranche (the "Stockholder Approval"), (ii) vote against any alternative transactions and certain extraordinary transactions involving a reorganization of the Issuer or a sale of all or substantially all of the assets of the Issuer, (iii) vote in favor of the issuance of Common Stock at the Second Closing, and (iv) vote in favor of Prohas's nominees to the Issuer's Board of Directors. In furtherance of the foregoing, the Stockholder has granted to Proha the Proha Irrevocable Proxy to vote the Stockholder's shares of Common Stock as described above. The Proha Irrecovable Proxy is granted only to secure the performance of the duties of the Stockholder pursuant to the Stockholder Voting Agreement. On July 31, 2001, the Stockholder owned 3,333,351 shares of Common Stock representing approximately 2.7% of the issued and outstanding shares of Common Stock as of July 31, 2001 (based on the Issuer's representations in the Share Exchange Agreement and the Stockholder Voting Agreement and after giving effect to the First Closing).

          Pursuant to the Stockholder Voting Agreement, the Stockholder agreed not to (i) take any actions inconsistent with the obligations and commitments assumed by Proha pursuant to the Stockholder Voting Agreement, including any actions involving an alternative transaction, and (ii) directly or indirectly sell, transfer, assign or encumber any shares of Common Stock owned by the Stockholder prior to the Second Closing.

          Pursuant to the Proha Voting Agreement, the Stockholder agreed to (i) vote the shares of Common Stock owned by Proha for the purpose of effecting the Stockholder Approval, (ii) vote against any alternative transaction and certain extraordinary transactions involving a reorganization of the Issuer or a sale of all or substantially all of the assets of the Issuer and (iii) vote against any action that would materially adversely affect the transactions contemplated by the Share Exchange Agreement. In furtherance of the foregoing, Proha has granted to the Stockholder the Stockholder Irrevocable Proxy to vote the shares of Common Stock owned by Proha as described above. The Stockholder Irrecovable Proxy is granted only to secure the performance of the duties of Proha pursuant to the Proha Voting Agreement. On July 31, 2001, Proha owned 73,938,702 shares of Common Stock representing approximately 59.7% of the issued and outstanding shares of Common Stock as of July 31, 2001 (based on the Issuer's representations in the Share Exchange Agreement and after giving effect to the First Closing).

          Pursuant to the Proha Voting Agreement, Proha agreed not to (i) take any actions inconsistent with the obligations and commitments assumed by the Stockholder pursuant to the Proha Voting Agreement, including any actions involving an alternative transaction and (ii) directly or indirectly sell, transfer, assign or encumber any shares of Common Stock owned by Proha prior to the Second Closing.

          The Share Exchange Agreement contains certain restrictive covenants (subject to certain exceptions) with respect to the conduct of the business of the Issuer from the date of the Share Exchange Agreement through the Second Closing, pursuant to which the Issuer has agreed, among other things, without the prior written consent of Proha, not to (i) declare and pay dividends, (ii) issue or sell any of its securities or make any other changes in its capital structure, (iii) amend its charters or bylaws, and (iv) enter into certain material transactions.

          As of July 31, 2001, in accordance with the Share Exchange Agreement, the composition of the Board of Directors of the Issuer was changed to consist of 8 members, 5 of which are nominees of Proha. Pursuant to the Share Exchange Agreement, the Issuer's Board of

Directors will be adjusted as follows: so long as Proha, or any Proha successor, beneficially owns at least (i) 50% of the aggregate issued and outstanding shares of Common Stock, the Issuer's Board of Directors shall include 5 nominees of Proha, (ii) 33.33% but less than 50% of the aggregate issued and outstanding shares of Common Stock, the Issuer's Board of Directors shall include 4 nominees of Proha, and (iii) 10% but less than 33.33% of the aggregate issued and outstanding shares of Common Stock, the Issuer's Board of Directors shall include 3 nominees of Proha. Prior to the earlier to occur of the Second Closing or the termination of the Share Exchange Agreement, a committee of the Board of Directors of the Issuer will be established and will be composed of directors of the Issuer other than directors that have been nominated by Proha (the "Issuer Directors Committee"). Without the majority consent of the Issuer Directors Committee, Proha will not cause the Issuer to breach any of its covenants under the Share Exchange Agreement and related documents, waive any of Proha's obligations under the Share Exchange Agreement or issue or authorize any agreements, obligations or commitments relating to shares of capital stock of the Issuer.

          The Share Exchange Agreement may be terminated (i) by mutual agreement of the parties at any time, provided that after the First Closing such agreement include the consent of the Issuer Directors Committee, (ii) by either party if Stockholder Approval has not been obtained by December 15, 2001 (except if the failure to obtain Stockholder Approval is due to Proha's breach of the Proha Voting Agreement, in which case Proha may not terminate the Share Exchange Agreement), (iii) by either party if a court of competent jurisdiction or any governmental authority shall have issued an order prohibiting the transactions contemplated by the Share Exchange Agreement, (iv) by the Issuer if the Board of Directors of Proha fails to recommend to Proha's stockholders approval of the Share Exchange Agreement and the transactions contemplated thereby, Proha breaches certain representations and warranties, or Proha breaches the Proha Voting Agreement, and (v) by Proha if, prior to the First Closing Date, the Issuer's Board of Directors approves an alternative transaction or the Issuer materially violates certain covenants.

          If the Share Exchange Agreement is terminated by Proha or the Issuer prior to the Second Closing under the circumstances described in clause (ii) in the preceding paragraph and (i) Proha has not breached the Proha Voting Agreement, (ii) an alternative transaction has been proposed and publicly announced to the Issuer's stockholders after July 10, 2001 and prior to the Issuer's stockholders meeting, and (iii) within twelve months after the date of such termination the Issuer enters into a binding agreement with respect to such alternative transaction, the Issuer is obligated to reimburse Proha for its out-of-pocket expenses incurred in connection with the Share Exchange Agreement and is obligated to pay Proha a termination fee of up to $250,000.

          If the Share Exchange Agreement is terminated by Proha or the Issuer prior to the Second Closing under the circumstances described in clause (ii) of the second preceding paragraph and Proha has not breached the Proha Voting Agreement, then (i) the Issuer will deliver to Proha a number of Artemis shares equal to the number of Artemis Shares received by the Issuer at the First Closing multiplied by a fraction where the numerator is the Second Tranche and the denominator is the sum of the number of shares of Common Stock issued in the First Tranche and to be issued in the Second Tranche and (ii) Proha will deliver to the Issuer a number of Intellisoft Shares and Accountor Shares equal to 19.9% of the issued and outstanding Intellisoft Shares and Accountor Shares on a
fully-diluted   basis  (calculated  as  if  the  Second

Closing had occurred) multiplied by a fraction where the numerator is the sum of the First Tranche and any other shares of Common Stock issued to Proha prior to termination of the Share Exchange Agreement and the denominator is the sum of the number of shares of Common Stock issued in the First Tranche and to be issued in the Second Tranche.

          Pursuant to the Share Exchange Agreement, Proha shall exercise a purchase option within 90 days following January 1, 2002 to acquire the remaining and outstanding shares of Artemis International GmbH pursuant to the Share Option Agreement, dated December 4, 2000, by and between Proha and Holger Blumenthal and David Thomson. Proha shall transfer such shares to the Issuer at no additional consideration.

          Pursuant to the Share Exchange Agreement, Proha and the Issuer entered into a Registration Rights Agreement at the First Closing (the "Registration
Rights Agreement"). The Registration Rights Agreement grants to Proha and its assignees (the "Holders") the right to require the Issuer to register for offer and sale under the Securities Act of 1933 all or a portion of the shares of Common Stock acquired by Proha under the Share Exchange Agreement or other securities of the Issuer subsequently acquired by Proha (collectively, the "Registerable Securities"). In addition, a majority of Holders may request that the Issuer effect a shelf registration on Form S-3, if eligible, covering all or a portion of the Registerable Securities then outstanding. The Holders also have the right, subject to certain limitations, to request the Issuer include their respective Registerable Securities in a registration undertaken by the Issuer for its own behalf or on behalf of any of its other stockholders. All requests for registrations are subject to customary terms and conditions. The Issuer has agreed to pay all registration expenses incurred by it in connection with the exercise of registration rights by the Holders. The Registration Rights Agreement is filed as Exhibit 10.2 hereto.

          The description of each of the agreements herein are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits hereto or are incorporated by reference from other filings of the Issuer with the SEC.

          Other than as described herein, Proha nor, to the best if their knowledge, any of the individuals referred to in Item 2, has any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans)."

Item 5.  Interest in Securities of the Issuer

          The prior responses to this item set forth in the Statement are deleted in their entirety and replaced by the following:

          "(a) Proha's beneficial ownership of 73,938,702 shares of Common Stock, as a result of its acquisition of Common Stock at the First Closing pursuant to the Share Exchange Agreement, constitutes beneficial ownership of approximately 59.7% of the total number of shares of outstanding Common Stock as of July 31, 2001 (based on the Issuer's representations in the Share Exchange Agreement). In addition, as a result of the execution of the Stockholder Voting Agreement, Proha may be deemed to be the beneficial owner of 3,333,351 shares of

Common Stock, which would represent approximately 2.7% of the shares of issued and outstanding Common Stock as of July 31, 2001 (based on the Issuer's representations in the Share Exchange Agreement and the Stockholder Voting Agreement), which, when aggregated with the 73,938,702 shares of Common Stock acquired by Proha at the First Closing, constitutes beneficial ownership by Proha of approximately 62.4% of the total number of shares of outstanding Common Stock as of July 31, 2001 (based on the Issuer's representations in Share Exchange Agreement and Stockholder Voting Agreement). Proha expressly disclaims beneficial ownership of the shares of Common Stock which are subject to the Stockholder Voting Agreement.

          (b) In respect of the shares of Common Stock Proha acquired at the First Closing pursuant to the Share Exchange Agreement, Proha has shared power to vote or to direct to vote 73,938,702 shares of Common Stock, which represents approximately 59.7% of the shares of issued and outstanding Common Stock as of July 31, 2001 (based on the Issuer's representations in the Share Exchange Agreement), with the Stockholder pursuant to the Proha Voting Agreement. Proha does not have the power to dispose or direct the disposition of such shares of Common Stock pursuant to the Proha Voting Agreement. In respect of the shares of Common Stock subject to the Stockholder Voting Agreement, Proha has shared power to vote or to direct to vote 3,333,351 shares of Common Stock, which represents approximately 2.7% of the shares of issued and outstanding Common Stock as of July 31, 2001 (based on the Issuer's representations in the Share Exchange Agreement and the Stockholder Voting Agreement), with the Stockholder. Proha does not have any power to dispose or direct the disposition of any of such shares of Common Stock. Proha has total shared voting power to direct to vote 77,272053 shares of Common Stock, which represents approximately 62.4% of the shares of issued and outstanding Common Stock as of July 31, 2001 (based on the Issuer's representations in the Share Exchange Agreement and the Stockholder Voting Agreement).

          (c) Except as described herein, neither Proha nor, to the best of Proha's knowledge, any of the persons referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any shares of Common Stock since April 23, 2001.

          (d) Not applicable.

          (e) Not applicable."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The prior responses to this item set forth in the Statement are hereby amended and supplemented by adding the following below the final paragraph thereof:

          "Registration Rights Agreement. The Holders have certain registration rights pursuant to the Registration Rights Agreement, including the right to require that the Issuer register for offer or sale, under the Securities Act of 1933, their respective Registerable Securities. Additionally, a majority of the Holders may request that the Company effect a shelf registration, if eligible, of the Registerable Securities then outstanding. The Holders also have the right, subject to certain limitations, to request that the Issuer include their respective Registerable Securities in a registration undertaken by the Issuer on its behalf or on behalf of any of its other stockholders. The Issuer has agreed to pay all the registration expenses incurred in connection with the exercise of registration rights by the Holders. All requests for registration are subject to customary terms and conditions."

Item 7.   Material to be filed as Exhibits

          The prior responses to this item set forth in the Statement are hereby amended and supplemented by adding the following:

"10.2 Registration Rights Agreement, dated July 31, 2001, by and between Proha Plc and Opus360 Corporation"

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2001




                                              PROHA PLC



                                              By: /s/ Pekka Pere
                                                 -------------------------------
                                                 Name: Pekka Pere
                                                 Title: Chief Executive Officer

                                  EXHIBIT INDEX



          The Exhibit Index of the Statement is hereby amended and supplemented by adding the following:

"10.2 Registration Rights Agreement, dated July 31, 2001, by and between Proha Plc and Opus360 Corporation"